CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Annual Review Notes due 2011	$16,023,000	$629.70

Pricing Supplement To prospectus dated January 25, 2006, and prospectus supplement for review notes dated December 7, 2006	Pricing Supplement No. 638 to Registration Statement No. 333-131266 Dated April 25, 2008; Rule 424(b)(2)

Structured Investments	Morgan Stanley $16,023,000 Annual Review Notes Linked to the S&P 500® Index due May 16, 2011

General
•
The notes are designed for investors who seek early exit prior to maturity at a premium if, on any one of the three annual Review Dates, the S&P 500® Index is at or above the Call Level applicable to that Review Date.  If the notes are not automatically called, investors are protected against a decline of up to 10% in the Index on the final Review Date but will lose some or all of their principal if the Index declines by more than 10% from the Initial Index Level.  Investors in the notes must be willing to accept this risk of loss of principal, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the notes are called.

•	The first Review Date, and therefore the earliest date on which a call may be initiated, is May 11, 2009.
•	Senior unsecured obligations of Morgan Stanley maturing May 16, 2011†.
•	Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on April 25, 2008 and are expected to settle on or about May 2, 2008.
Key Terms
Index:	The S&P 500® Index (the “Index”).
Automatic Call:
If the index closing level on any Review Date is greater than or equal to the Call Level, the notes will be automatically called for a cash payment per note that will vary depending on the applicable Review Date and call premium.

Call Level:	90% of the Initial Index Level on the first Review Date, 100% on the second Review Date and 100% on the final Review Date.
Payment if called:
For every $1,000 principal amount note, you will receive one payment of $1,000 plus the product of $1,000 and the applicable call premium, calculated as follows:
• 9.30% x $1,000 if called on the first Review Date
• 18.60% x $1,000 if called on the second Review Date
• 27.90% x $1,000 if called on the final Review Date

Payment at Maturity:
If the notes are not called and a mandatory redemption is not triggered, you will not experience a loss of principal at maturity if, on the final Review Date, the Ending Index Level has declined by 10% or less from the Initial Index Level.  If, on the final Review Date, the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines below 10% of the Initial Index Level and your payment per $1,000 principal amount note will be calculated as follows:
$1,000 + [$1,000 x (Index Return + 10%) x 1.1111]
If the notes are not called and the Index Return reflects a decline of the Index by more than 10%, you will lose some or all of your investment at maturity.

Buffer:	10%
Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:
Ending Index Level – Initial Index Level Initial Index Level
If the notes have not been called, the Index Return will be negative.
Initial Index Level:	The index closing level on the pricing date, which was 1,397.84.
Ending Index Level:	The index closing level on the final Review Date.
Review Dates†:	May 11, 2009 (first Review Date), May 11, 2010 (second Review Date) and May 11, 2011 (final Review Date)
Listing:	The notes will not be listed on any securities exchange.
Maturity Date†:	May 16, 2011
CUSIP:	6174466A2
†
Subject to postponement in the event of a market disruption event and as described under “Description of Review Notes – Review Notes Linked to a Single Index – Payment Pursuant to Our Automatic Call” or “Description of Review Notes – Review Notes Linked to a Single Index – Payment at Maturity,” as applicable, in the accompanying prospectus supplement for review notes.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page S-10 of the accompanying prospectus supplement for review notes and “Selected Risk Considerations” beginning on page 3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement for review notes and the prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$1,000	$20	$980
Total	$16,023,000	$225,500	$15,702,540
(1)	Certain fiduciary accounts will pay a purchase price of $980 per note, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Company of $20 per $1,000 principal amount note, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
JPMorgan
Placement Agent
April 25, 2008

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 25, 2006, as supplemented by the prospectus supplement for review notes dated December 7, 2006.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated April 22, 2008 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for review notes, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site as changed):

•	Prospectus Supplement for Review Notes dated December 7, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306002758/dp04182_424b2.htm

•	Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for review notes or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

Hypothetical Examples of Amounts Payable upon Automatic Call or Redemption at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Level Appreciation/Depreciation at Review Date.”  The table below is based on the following assumptions:
•	a Call Level equal to 1,260 for the first Review Date and a Call Level equal to the hypothetical Initial Index Level of 1,400 for the second and third Review Dates;
•
the call premiums used to calculate the call price applicable to the first, second and final Review Dates are 9.30%, 18.60% and 27.90%, respectively, regardless of the appreciation of the Index, which may be significant; and

•	payment on any Review Date assumes that each index closing level on all earlier Review Dates was not greater than or equal to the Call Level.
There will be only one payment on the notes, whether automatically called or redeemed at maturity.  An entry of “N/A” indicates that the notes would not be called on the applicable Review Date and no payment would be made for such date.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.
	Index Level	Total	Total	Total
	Appreciation/	Return at	Return at	Return
Initial	Depreciation at	First	Second	at Final
Index Level	Review Date	Review Date	Review Date	Review Date
2,520.00	80%	9.30%	18.60%	27.90%
2,380.00	70%	9.30%	18.60%	27.90%
2,240.00	60%	9.30%	18.60%	27.90%
2,100.00	50%	9.30%	18.60%	27.90%
1,960.00	40%	9.30%	18.60%	27.90%
1,820.00	30%	9.30%	18.60%	27.90%
1,680.00	20%	9.30%	18.60%	27.90%
1,540.00	10%	9.30%	18.60%	27.90%
1,400.00	0%	9.30%	18.60%	27.90%
1,398.60	-0.1%	9.30%	N/A	0.00%
1,330.00	-5.0%	9.30%	N/A	0.00%
1,260.00	-10%	9.30%	N/A	0.00%
1,190.00	-15%	N/A	N/A	-5.56%
1,120.00	-20%	N/A	N/A	-11.11%
980.00	-30%	N/A	N/A	-22.22%
840.00	-40%	N/A	N/A	-33.33%
700.00	-50%	N/A	N/A	-44.44%
560.00	-60%	N/A	N/A	-55.56%
420.00	-70%	N/A	N/A	-66.67%
280.00	-80%	N/A	N/A	-77.78%
140.00	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

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The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1,400 to an index closing level of 1,540 on the first Review Date.  Because the index closing level on the first Review Date of 1,540 is greater than the Call Level of 1,260, the notes are automatically called, and the investor receives a single payment of $1,093 per $1,000 principal amount note.  There will be no further payments on the notes.

Example 2: The level of the Index decreases from the Initial Index Level of 1,400 to an index closing level of 1,190 on the first Review Date, 1,232 on the second Review Date and 1,260 on the final Review Date.  Because (a) the index closing level on each of the Review Dates (1,190, 1,232, and 1,260) is less than the corresponding Call Levels of 1,260 on the first Review Date and 1,400 on the second and third Review Dates, the notes are not called, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the Payment at Maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1,400 to an index closing level of 1,190 on the first Review Date, 1,162 on the second Review Date and 1,120 on the final Review Date.  Because (a) the index closing level on each of the Review Dates (1,190, 1,162, and 1,120) is less than the corresponding Call Levels of 1,260 on the first Review Date and 1,400 on the second and third Review Dates, the notes are not called, and (b) the Ending Index Level has declined by more than 10% below the Initial Index Level, the investor will receive a payment that is less than the principal amount for each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•
STEP-UP APPRECIATION POTENTIAL – If the index closing level is greater than or equal to the Call Level on a Review Date, your investment will yield a payment per note of $1,000 plus: (i)9.30% x $1,000 if called on the first Review Date; (ii) 18.60% x $1,000 if called on the second Review Date; or (iii) 27.90% x $1,000 if called on the final Review Date.  Because the notes are our senior unsecured obligations, the payment of any amount, whether due to an automatic call or a Payment at Maturity, is subject to our ability to pay our obligations as they become due.

•
POTENTIAL EARLY EXIT WITH APPRECIATION AS A RESULT OF THE AUTOMATIC CALL FEATURE – While the original term of the notes is just over three years, the notes will be called before maturity if the index closing level is at or above the Call Level on any Review Date and you will be entitled to the applicable payment corresponding to that Review Date as set forth on the cover of this pricing supplement.

•
LIMITED PROTECTION AGAINST LOSS – If the notes are not called and the Ending Index Level declines by less than or equal to 10% from the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity.  If the Ending Index Level declines by more than 10% from the Initial Index Level, for every 1% that the Index declines below 10% of the Initial Index Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

•
DIVERSIFICATION OF THE S&P 500® INDEX – The return on the notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity market.  For additional information about the Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the accompanying prospectus supplement for review notes.

•
CAPITAL GAINS TAX TREATMENT – You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes. The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In particular, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and

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effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for review notes.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL– If the notes are not called and the Ending Index Level declines by more than 10% from the Initial Index Level, you will lose 1.1111% of your principal amount for every 1% decline in the Ending Index Level from the Initial Index Level below the 10% Buffer.  Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
LIMITED RETURN ON THE NOTES – Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this pricing supplement, regardless of the appreciation in the Index, which may be significantly greater than the applicable call premium.  Because the index closing level at various times during the term of the notes could be higher than the index closing levels on the Review Dates and at maturity, you may receive a lower payment if the notes are automatically called or redeemed at maturity, as the case may be, than you would if you had invested directly in the Index.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the S&P 500® Index would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment on any Review Date or at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions will likely be lower than the original issue price and any sale of the notes prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold the notes to maturity.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange.  Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which affiliates of Morgan Stanley are willing to buy the notes.

•
POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – In addition to the index closing level on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the index setting date and on the Review Dates could adversely affect the value of the Index and, as a result, could decrease the possibility of your notes being automatically called or the amount you may receive on the notes at maturity.

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Historical Information

The following graph sets forth the historical performance of the Index based on the weekly index closing levels from January 3, 2003 through April 25, 2008.  The index closing level on April 25, 2008 was 1,397.84.  We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price source for determining the Ending Index Level will be the Bloomberg page “SPX” or any successor page.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the index closing level on any Review Date.  We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index

License Agreements

License Agreement between Standard & Poor’s® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500® Index” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the accompanying prospectus supplement for review notes.

ERISA

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “ERISA” in the accompanying prospectus supplement for review notes.

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